Exhibit 99.2

Lufax Announces New Senior Management Hire

SHANGHAI, Oct 31, 2025 /PRNewswire/ — Lufax Holding Ltd (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that it has appointed Mr. Xiang Ji as the Co-Chief Executive Officer of the Company and Mr. Tao Wu as the Executive Deputy General Manager and Chief Marketing Officer of the Company, with immediate effect.

The biographical details of Mr. Ji and Mr. Wu are set out below.

Mr. Xiang Ji, aged 43, possesses close to 20 years of cross-industry work experience in retail credit, risk management and investment management. Mr. Ji served at McKinsey & Consulting Company Inc. from February 2014 to September 2025, with his last position as Global Managing Partner overseeing Asia Retail Banking Business. From September 2007 to December 2012, Mr. Ji provided post-investment service and project management service to various institutions in the United Kingdom. Mr. Ji obtained a master’s degree in business management from INSEAD in December 2013, a master’s degree in telecommunication engineering from Politecnico Di Torino in June 2007, and a bachelor’s degree in communication engineering from Beijing Information Science and Technology University in June 2005.

Mr. Tao Wu, aged 52, has over 30 years of work experience in the financial insurance, automobile service and internet industries. Prior to joining the Company, Mr. Wu served at Autohome (a company whose shares are dually listed on the NYSE (stock code: ATHM) and the Hong Kong Stock Exchange (stock code: 2518)), where he held positions of executive director and Chief Executive Officer from December 2023 to February 2025, and Vice President from July 2016 to November 2020. Mr. Wu also worked at Ping An Property & Casualty Insurance Company of China, Ltd. (“Ping An Property & Casualty”), serving as a director of Ping An Property & Casualty from August 2023 to June 2024. From November 2020 to December 2023, Mr. Wu successively served as the Director of Operations, Deputy General Manager, and Executive Deputy General Manager at Ping An Property & Casualty. From August 2015 to July 2016, he served as the General Manager of Ping An Property & Casualty Guangdong Branch. From January 2012 to August 2015, he successively held positions as the Deputy General Manager and the General Manager of the Motor Insurance Claim Department at the headquarters of Ping An Property & Casualty. Mr. Wu served as the Deputy General Manager at certain branches of Ping An Property & Casualty, including Fujian Branch from May 2011 to January 2012 and Xiamen Branch from July 2008 to May 2011. From September 2001 to July 2008, he worked at Ping An Property & Casualty, mainly responsible for motor insurance underwriting and dealership channel management. Mr. Wu obtained a bachelor’s degree in automotive engineering from Tsinghua University in July 1995.

The Company is pleased to welcome Mr. Ji as Co-Chief Executive Officer and Mr. Wu as Executive Deputy General Manager and Chief Marketing Officer and looks forward to their leadership in advancing the Company’s vision and future growth.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 85 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

Confidential. Not for Outside Distribution.	1